Mail Stop 3561

December 24, 2009

via U.S. mail and facsimile

Chen Yi Quan, Principle Executive Officer
China Food and Beverage Acquisition Corp.
27th Floor, Profit Plaza
No.76 West HuangPu Road
Guangzhou, PRC   510000

RE: **China Food and Beverage Acquisition Corp.**
        Form 10-12(g) filed November 25, 2009
        File No.: 0-53840

Dear Mr. Quan:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some comments, we have asked you to provide us with additional information so we may
better understand your disclosure. Please do so within the time frame set forth below.
You should comply with the remaining comments in all future filings, as applicable.
Please confirm in writing that you will do so and also explain to us how you intend to
comply, within the time frame set forth below. Please understand that after our review of
all of your responses, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Based upon the number of record holders, we note that you are voluntarily
   registering your common stock under Section 12(g) of the Securities Exchange
   Act of 1934. Please note that the Form 10 goes effective automatically by lapse
   of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the
   Securities Exchange Act of 1934. If our comments are not addressed within this
   60-day time period, you should consider withdrawing the Form 10 prior to
   effectiveness and re-filing a new Form 10 including changes responsive to our
   comments. If you choose not to withdraw, you will be subject to the reporting

requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

Explanatory Note

2. Please revise to indicate that you are voluntarily registering your common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

Item 1. Business, page 1

Business Development, page 1

3. We note your statement that "the company reserves the right, however, to complete a business combination with a company in any industry, whether or not real estate." Please revise or advise, as your disclosure indicates that the company intends to seek a merger with a company in the food and beverage industry.

4. You state in this section that December 31 is your fiscal year end. However, your audited financial statements are for the fiscal year September 30, 2009. Please reconcile the disclosure or advise.

Form of Acquisition, page 2

5. We note your disclosure stating that your officers and directors will devote "very limited time" to the company "until the acquisition of a successful business opportunity has been identified." Please revise to disclose the specific amount of time management will devote to the company each week.

Item 1A. Risk Factors, page 3

6. We note your statements that you have "only minimal assets" or "no significant assets" but your financial statements indicate that you have no assets as of September 30, 2009. Please revise your statements to more accurately indicate that you have no assets.

7. We note a number of risk factors indicate that "management has not identified any particular industry … for evaluation." Please revise as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 10

8. We note your statement that you "will be able to meet these costs through use of funds in our treasury." Please clarify what is meant by this statement. We note that you have no cash on hand as of September 30, 2009.

9. We also note your statement that "our management believes that there are numerous firms seeking even the limited additional capital which we will have …." Please clarify what you mean by this statement. We note you do not have any cash or current assets as of September 30, 2009.

Security Ownership of Certain Beneficial Owners and Management, page 11

10. Supplementally advise us of any arrangements which may at a subsequent date result in a change in control of the registrant.

Directors and Executive Officers, page 11

11. Please revise to indicate the date when Chen Yi Quan became an officer and director of the company.

12. In the paragraph describing Chen Yi Quan's business experience, please revise to provide a more robust description of the nature of the responsibilities undertaken by Mr. Quan in his positions at GuangDong Guo Sun Telecommunication Co. Ltd. including the position as Director of Operational Management.

13. Please revise to provide the disclosure required by Item 401(g) of Regulation S-K. We may have further comment.

Executive Compensation, page 12

14. Please revise the introductory paragraph to indicate that the compensation discussion addresses all compensation awarded to, earned by, or paid to the company's named executive officer.

Certain Relationships and Related Transactions, and Director Independence, page 12

15. Please include in this section or cross reference, the information required by Items 404 and 407(a) of Regulation S-K.

16. Please revise to include the disclosure required by Item 404(c) of Regulation S-K regarding promoters.

Recent Sales of Unregistered Securities, page 13

17. Please revise to state Chen Yi Quan's relationship to Trade Proper Limited.

Report of Independent Registered Public Accounting Firm, page F-2

18. We note that Beijing Trust Certified Public Accountants, Co., Ltd. serves as your principal auditor. The audit firm Beijing Trust Certified Public Accountants, Co.,

Ltd. is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to including their audit reports in SEC filings. The demonstration of an auditor's knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. Please refer to the paragraph referring to audits of foreign private issuers under Section V. Audit Reports and Auditors, Subsection K. Location of the Auditor, of the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313_42976 We may be unable to accept a report issued by Beijing Trust Certified Public Accountants, Co., Ltd. until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. In order to begin this process, Beijing Trust Certified Public Accountants, Co., Ltd. should inquire with Kevin Stout in the Office of the Chief Accountant (202-551-5930) and request the information to begin this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of Beijing Trust Certified Public Accountants, Co., Ltd.'s plans to complete this process.

Statements of Stockholders' Deficit, page F-5

19. Your financial statements do not appear to reflect the issuance of shares at your inception. Please revise, or explain the reasons for this omission to us.

Note 5. Income Tax, page F-9

20. In your footnote, you state that you have recorded a valuation allowance. You also state in your discussion of net operating losses in Note 6 that the Company has a net operating loss carry-forward of $15,532 at September 30, 2009. The table in Note 5, however, shows no net operating tax carry-forward or valuation allowance. Please revise your table or explain the reasons for this omission to us.

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Raquel Howard at (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or David Link at (202) 551-3356 with other questions.

Sincerely,

John Reynolds
Assistant Director

cc: David N. Feldman
     Facsimile: (212) 997-4242